EXHIBIT 99.1

Press Release

Total Closes the Sale of Non-Core

UK Assets to NEO Energy

Paris, August 06, 2020 – Following the regulatory approvals and the agreement of partners, Total closed the sale of UK North Sea non-core assets to NEO Energy.

“As announced on May 20, we have worked closely with HitecVision and its portfolio company NEO Energy to conclude this sale. This sale of assets contributes to the action plan currently being implemented to address the economic crisis by focusing on cash delivery and demonstrates our ability to relentlessly lower the breakeven of our portfolio” declared Jean-Pierre Sbraire, Chief Financial Officer of Total.

The detailed transition plan prepared with NEO Energy will ensure a smooth transfer of operations.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE. directly or indirectly owns investments are separate legal entities. TOTAL SE. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

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